August 1, 2006

Mail Stop 4561

Glenn L. Argenbright
President and Chief Executive Officer
Saflink Corporation
12413 Willows Road NE., Suite 300
Kirkland, WA 98034

**Re:    Saflink Corporation**
　　　**Registration Statement on Form S-3**
　　　**Filed July 7, 2006**
　　　**File No. 333-135626**

Dear Mr. Argenbright:

We have limited our review of your filing to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Plan of Distribution, page 13

1. We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you and the selling shareholders are aware of Corporation Finance Telephone Interpretation A.65.


Selling Stockholders, page 15

2. Disclose the natural person who exercises the sole or shared voting or dispositve powers with respect to the shares to be sold for the account of Forum Partners.

3. More fully describe the terms of the June 12, 2006 transaction in which stockholders acquired the Convertible Debentures and Warrants that are convertible into the common stock being registered.  This information should include a materially complete description of the terms of the securities and, most especially, the conversion terms of the Convertible Debentures, the Common Stock Purchase Warrants, and the Registration Rights Agreement.  For example, what are the material conditions that must be satisfied to allow the payment of interest with shares?  Please also disclose and discuss the exemption under which Saflink issued the 8% Convertible Debentures, including the reasons for your determination of its applicability.

****************************************

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551- 3462 with any other questions.

Sincerely,


Mark P. Shuman
Branch Chief - Legal


CC:   W. Michael Hutchings
      DLA Piper Rudnick Gray Cary US LLP
      701 Fifth Avenue, Suite 7000
      Seattle, WA, 98104
      Facsimile no. (206) 839-4801